DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A


1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

230,610

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

230,610
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

230,610

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.28%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.6 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a-b As per the DEFC14A filed on 1/29/07 there were 2,485,000 shares of RHR outstanding as of 12/11/06. The percentage set forth in item 5 was derived using such number. BIGP beneficially owns an aggregate of 230,610 shares of RHR or 9.28 % of the outstanding shares. Power to dispose and vote securities lies solely with BIGP.
c) During the past 60 days the following shares of RHR were traded:
s =sales

8/13/2007	S	100	 $   19.30
8/30/2007	S	1000	 $   18.31
8/31/2007	S	3000	 $   18.50
9/4/2007	S	3000	 $   18.71
9/6/2007	S	300	 $   18.52
9/11/2007	S	1800	 $   18.30
9/12/2007	S	1000	 $   18.30
9/13/2007	S	2590	 $   18.33

d) BIGP is entitled to receive any dividends or sales proceeds.
e) NA


Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/14/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP